Exhibit 99.1

DDR-SAU Retail Fund, L.L.C.

Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015

(Information for the Years Ended December 2017

and 2015 not Covered by Auditor’s Report)

Report of Independent Auditors

To the Management of DDR-SAU Retail Fund, L.L.C.

We have audited the accompanying consolidated financial statements of DDR-SAU Retail Fund, L.L.C. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, of members’ capital and of cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDR-SAU Retail Fund, L.L.C. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheet of DDR-SAU Retail Fund, L.L.C. and its subsidiaries as of December 31, 2017, and the related consolidated statements of operations, of members’ capital and of cash flows for the years ended December 31, 2017 and 2015 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2017 and 2015 financial statements to be audited and they are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

February 21, 2017

DDR-SAU Retail Fund, L.L.C.

Consolidated Balance Sheets

As of December 31, 2017 and 2016 (December 31, 2017 not Covered by Auditor’s Report)

(in thousands)

	December 31,
	2017	2016
Assets
Real estate rental property:
Land	$31,257	$31,880
Building and building improvements	93,937	95,318
Tenant improvements	8,301	8,159
	133,495	135,357
Less: Accumulated depreciation	(42,843)	(38,742)
Real estate, net	90,652	96,615

Cash and cash equivalents	1,660	2,245
Accounts receivable, net	1,759	1,921
Deferred lease costs, net of accumulated amortization of $583 as of 2017 and $501 as of 2016	440	472
Intangible assets, net of accumulated amortization of $11,639 as of 2017 and $11,216 as of 2016	2,491	3,008
Prepaid expenses	820	12
Total assets	$97,822	$104,273

Liabilities and Members' Capital
Mortgages payable, net (Note 4)	$59,148	$60,381
Accrued real estate taxes	253	242
Prepaid tenant rents	219	206
Accounts payable and other accrued liabilities, net	397	483
Tenant security deposits	338	314
Total liabilities	60,355	61,626
Commitments and contingencies (Note 6)
Members' capital	37,467	42,647
Total liabilities and member's capital	$97,822	$104,273

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Operations

For the Years Ended December 31, 2017, 2016, and 2015
(Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

(in thousands)

	For the Year Ended December 31,
	2017	2016	2015
Revenues from operations:
Minimum rents	$11,073	$11,391	$22,779
Percentage and overage rents	3	3	13
Recoveries from tenants	3,729	4,235	6,588
Ancillary and other income	138	99	1,375
Total revenues	14,943	15,728	30,755

Rental operation expenses:
Operating and maintenance	2,228	2,208	4,315
Real estate taxes	2,250	1,864	3,619
Asset management fees (Note 5)	222	231	466
Management fees (Note 5)	680	683	1,303
General and administrative	198	212	437
Depreciation and amortization	4,760	4,751	10,299
Impairment charge (Note 8)	2,160	—	—
Total expenses	12,498	9,949	20,439
Operating income	2,445	5,779	10,316

Other expense:
Interest expense	(2,808)	(3,037)	(7,219)
Total other expense	(2,808)	(3,037)	(7,219)
(Loss) income from continuing operations	(363)	2,742	3,097

Gain on disposition of real estate, net	—	53,556	—

Net (loss) income	$(363)	$56,298	$3,097

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2017, 2016, and 2015

(Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

(in thousands)

Total
Balance at December 31, 2014	$70,495
Distributions	(4,010)
Net income	3,097
Balance at December 31, 2015	$69,582
Distributions	(83,233)
Net income	56,298
Balance at December 31, 2016	$42,647
Distributions	(4,817)
Net loss	(363)
Balance at December 31, 2017	$37,467

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017, 2016, and 2015

(Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

(in thousands)

	For the Year Ended December 31,
	2017	2016	2015
Cash flow from operating activities:
Net (loss) income	$(363)	$56,298	$3,097
Adjustments to reconcile net (loss) income to net cash flow provided by operating activities:
Depreciation and amortization	4,760	4,751	10,299
Amortization of deferred financing costs	—	1	1
Amortization of above- and below-market leases	75	75	(10)
Impairment charge	2,160	—	—
Gain on disposition of real estate, net	—	(53,556)	—
Change in operating assets and liabilities:
Accounts receivable, net	162	184	(104)
Prepaid expenses	(808)	(40)	16
Accrued real estate taxes	11	(4)	(346)
Prepaid tenant rents	13	(365)	34
Accounts payable and other accrued liabilities, net	7	(106)	(18)
Tenant security deposits	24	5	56
Total adjustments	6,404	(49,055)	9,928
Net cash flow provided by operating activities	6,041	7,243	13,025
Cash flow from investing activities:
Construction of and improvements to real estate and related assets	(521)	(1,321)	(5,000)
Payment of lease procurement costs	(55)	(129)	(317)
Proceeds from disposition of real estate	—	167,525	—
Net cash flow (used in) provided by investing activities	(576)	166,075	(5,317)
Cash flow from financing activities:
Payments of mortgages payable	(1,219)	(91,018)	(4,181)
Payments of deferred financing costs	(14)	—	—
Distributions to Members	(4,817)	(83,233)	(4,010)
Net cash flow used in financing activities	(6,050)	(174,251)	(8,191)
Net change in cash and cash equivalents	(585)	(933)	(483)
Cash and cash equivalents, beginning of year	2,245	3,178	3,661
Cash and cash equivalents, end of year	$1,660	$2,245	$3,178

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017, 2016, and 2015

(Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

(in thousands)

Supplemental disclosure of non-cash investing and financing activities:

	For the Year Ended December 31
	2017	2016	2015
Write-off of fully amortized tenant improvements	$ 117	$ 8	$ 179
Write-off of fully amortized deferred lease costs	18	—	17
Write-off of fully amortized intangible assets	94	14	73
Improvements to real estate included in accounts payable	4	110	269
Lease procurement costs included in accounts payable	13	—	7

The foregoing transactions did not provide or use cash and, accordingly, they are not reflected in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

1. Organization of Company

Background

DDR-SAU Retail Fund, L.L.C. (the “Company”) was formed May 13, 2005.  The Company is a joint venture between DDR Retail Real Estate L.P. (“DDRRELP” and Special Account-U, L.P. (“SAU”) which is owned by Utah State Retirement Investment Fund (“USRIF”), collectively referred to as the “Members”.  All references within to “the Non-SAU Member” are in reference to DDRRELP, which is a wholly-owned subsidiary of DDR Corp. (“DDR”).

The Non-SAU Member is responsible for the day-to-day management of the Company as the Managing Member.  The Company has engaged DDR Property Management LLC (“DDRPM”), a wholly-owned subsidiary of DDR, and DDR to act as the Property Manager.  Effective July 1, 2015, the asset management and property management fees that were attributable to DDRPM were both assigned to DDR.

Nature of Business

The Company is engaged in the business of owning and operating shopping centers.  The tenant base includes primarily national retail chains and local retailers. Consequently, the Company’s credit risk is concentrated in the retail industry.  Adverse changes in general or local economic conditions could result in the inability of some existing tenants of the Company to meet their lease obligations and could adversely affect the Company’s ability to attract and retain tenants.

Revenues derived from the Company’s largest tenant aggregated 14.2%, 19.2%, and 17.3% of total revenues, respectively, for the years ended December 31, 2017, 2016 and 2015.

The Properties

The Company owned 12 properties (the “Properties”) in five states at December 31, 2017 and 2016.  The Company owned 23 properties in eight states as of December 31, 2015.  The total leasable area of the Properties is 1.0 million square feet (unaudited), 1.0 million square feet (unaudited), and 2.0 million square feet (unaudited) as of December 31, 2017, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Company sold eleven properties and received net proceeds of $167.5 million.  A portion of the net proceeds was utilized to pay down $89.4 million of mortgages payable.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

Significant Membership Terms

The Company’s profit and loss for each year is to be allocated to SAU and the Non-SAU Member in amounts necessary to cause their respective capital accounts to reflect the distribution of cash flow from a hypothetical liquidation of the Company’s assets and liabilities.  However, in any year the Non-SAU Member is paid an incentive distribution upon reaching certain internal rate of return thresholds, as defined within the operating agreement, the Non-SAU Member will receive a special allocation in an amount equal to such incentive distribution.  Additionally, any special allocations to the Non-SAU Member will reduce profit or increase the loss to be allocated to the SAU and the Non-SAU Member.

Cash flow from the operations of the Properties is to be distributed monthly to SAU and the Non-SAU Member according to their percentage interests, currently 80% and 20%, respectively.  Cash flows from major capital events, as defined, through the year ended December 31, 2017 were distributed in accordance with the members’ percentage interests as the internal rate of return threshold was not met.  The membership agreement permits either Member to offer to acquire for a stated amount, as defined, the other Member’s interest in the Company.

2. Summary of Significant Accounting Principles

Principles of Consolidation

The consolidated financial statements include the accounts of DDR-SAU Retail Fund, L.L.C. and its wholly-owned subsidiaries.  All significant intercompany accounts and transactions have been eliminated.

Real Estate

Real estate assets are stated at cost less accumulated depreciation.  Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the tangible assets as follows:

Building and building improvements	5 to 30 years
Tenant improvements	Useful lives, which approximate lease terms, where applicable

Depreciation expense was $4.2 million, $4.2 million, and $8.9 million, which includes $20,278, none, and $10,648, related to the write-off of unamortized basis of tenant improvements associated with the early termination of tenant leases for the years ended December 31, 2017, 2016 and 2015, respectively.  Expenditures for maintenance and repairs are charged to operations as incurred.  Significant expenditures that improve or extend the life of the asset are capitalized.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

The Company reviews its real estate assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value.  The determination of undiscounted cash flows requires significant estimates made by management and is based on the most likely expected course of action at the balance sheet date based on current plans, intended holding periods and available market information.  The determination of anticipated cash flows is inherently subjective and is based, in part, on assumptions regarding holding periods, future occupancy, rental rates and capital requirements that could differ materially from actual results.  If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.  See Note 8 for a discussion related to the impairment charge recorded during 2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  The Company maintains cash deposits with a major financial institution from which time to time may exceed federally insured limits.  The Company periodically assesses the financial condition of the institution and believes that risk of loss is minimal.

Deferred Financing Costs

Costs incurred in obtaining the Company’s mortgages payable (Note 4) are capitalized and amortized into interest expense over the term of the mortgage on a straight-line basis, which approximates the effective yield method.  The net cost is reflected as a reduction of mortgages payable in the consolidated balance sheets.  Amortization expense was $452, $679, and $1,526 for the years ended December 31, 2017, 2016 and 2015, respectively.

Deferred Lease Costs

Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term.  Amortization expense was $100,005, $105,966, and $238,693 which include none, none, and $3,635, related to the write-off of unamortized costs associated with the early termination of tenant leases for the years ended December 31, 2017, 2016 and 2015, respectively.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

Intangible Assets and Liabilities

Intangible assets and liabilities (in the case of below-market leases) generally consist of in-place leases, above-market leases, and below-market leases, which were recorded at the time of acquisition of certain properties.  The value of in-place leases and tenant relationships are amortized to depreciation and amortization expense over the weighted-average remaining initial term of the lease (and expected renewal periods for tenant relationships); however, no amortization period for the intangible assets will exceed the remaining depreciable life of the building.  Above- or below-market leases are amortized over the remaining life of the respective leases (plus fixed-rate renewal periods for below-market leases) as a decrease or increase to minimum rents, respectively.

The Company’s intangible assets and liabilities are comprised as follows (in thousands):

	Net Carrying Value at December 31,		Useful Lives	Amortization – For the Year Ended December 31,

	2017	2016		2017	2016	2015
In-place leases (1)	$ 2,300	$ 2,742	1-20 yrs	$ 442	$ 447	$ 1,150
Above-market leases	191	266	2-15 yrs	75	75	75
	$ 2,491	$ 3,008

Below-market leases (2)	$ —	$ —	3-7 yrs	$ —	$ —	$ (85)

(1)  Includes value allocated to in-place leases and tenant relationships

(2)  Amounts included in Accounts payable and other accrued liabilities, net in the consolidated balance sheets

The estimated amortization expense pertaining to the Company’s finite-lived intangible assets for the subsequent five years ending December 31 is as follows (in thousands):

2018	$ 506
2019	506
2020	363
2021	163
2022	163

In the event that a tenant terminates its lease, the respective unamortized portion of the related intangible value is written off as an adjustment to revenue or expense, as appropriate.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

Revenue Recognition

Minimum rents from tenants are recognized using the straight-line method over the lease term.  Overage rents are recognized after the reported tenant sales have exceeded the applicable sales breakpoint.  Revenues associated with the expense reimbursements from tenants are recognized in the period in which the expenses are incurred based upon the tenant lease provisions.  Lease termination fees are recognized upon the effective termination of a tenant’s lease when the Company has no further obligation under the lease.

Income Taxes

No provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction, or credit is reportable by the Members in their respective income tax returns.  The statutes of limitations for income tax returns remain open for the years 2014 through 2017.  The Company had no uncertain tax positions at December 31, 2017 and 2016.  The Tax Cuts and Jobs Act was enacted on December 22, 2017.  Given the pass-through nature of the Company, the consolidated financial statements were not impacted by such changes in tax laws.

Interest

Interest paid aggregated $2.8 million, $3.0 million, and $7.2 million for years ended December 31, 2017, 2016 and 2015, respectively.

Disposition of Real Estate

Gains from dispositions are recognized using the full accrual or partial sale methods, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met.  If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement or cash flows.  In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

New Accounting Standards to Be Adopted

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The objective of ASU No. 2014-09 is to establish a single comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers that will supersede most of the existing revenue recognition guidance, including industry-specific guidance.  The core principle of this standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  ASU No. 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification (“ASC”).  The new guidance is effective for annual reporting periods beginning after December 15, 2018 with early adoption permitted.  Entities have the option of using either a full retrospective or modified retrospective approach to adopt ASU No. 2014-09.  The Company will adopt the standard using the modified retrospective approach for financial statements issued after January 1, 2018.

Most significantly for the real estate industry, leasing transactions are not within the scope of the new standard.  A majority of the Company’s tenant-related revenue is recognized pursuant to lease agreements and will be governed by the leasing guidance discussed below.  The Company completed its assessment of ASU No. 2014-09 and has concluded that the guidance will not have a material impact to the Company’s financial statements.

Accounting for Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842).  The amendments in this update govern a number of areas including, but not limited to, accounting for leases, replacing the existing guidance in ASC No. 840, Leases.  Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet.  Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed”; (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components.  The lease standard is effective for fiscal years beginning after December 15, 2019 with early adoption permitted.  The Company will adopt the standard using the modified retrospective approach for financial statements issued after January 1, 2019.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

The Company is in the process of evaluating the impact that the adoption of ASU No. 2016-02 will have on its consolidated financial statements and disclosures.  The Company has currently identified two areas within its accounting policies it believes could be impacted by the new standard.  First, the Company may have a change in presentation on its consolidated statements of operations with regards to Recoveries from tenants, which includes reimbursements from tenants for certain operating expenses, real estate taxes and insurance.  Tenant expense reimbursements with a service obligation are not covered within the scope of ASU No. 2016-02.  The Company also has certain lease arrangements with its tenants for space at its shopping centers in which the contractual amounts due under the lease by the lessee are not allocated between the rental and expense reimbursement components (“Gross Leases”).  The aggregate revenue earned under Gross Leases is presented as Minimum rents in the consolidated statements of operations.  As a result, the Company anticipates under the currently issued standard, it will be required to bifurcate the presentation of certain expense reimbursements as well as allocate the fair value of the embedded revenue associated with these reimbursements for Gross Leases, which represent an immaterial portion of the Company’s lease portfolio, and separately present such amounts in its consolidated statements of operations based upon materiality.  On January 5, 2018, the FASB issued a proposal for comment that would make targeted improvements to the Lease’s standard that provides lessors with a practical expedient by class of underlying assets to not separate non-lease components from the lease component.  Such practical expedient would be limited to circumstances in which (i) the timing and pattern of revenue recognition are the same for the non-lease component and the related lease component and (ii) the combined single lease component would be classified as an operating lease.  If the exposed practical expedient is issued final in its existing form, the Company expects to elect the practical expedient which would allow the Company the ability to combine the lease and non-lease components if the underlying asset meets the two criteria defined above.  Second, this standard impacts the lessor’s ability to capitalize initial direct costs related to the leasing of vacant space.  However, the Company does not believe this change regarding capitalization will have a material impact on its consolidated financial statements.

3. Accounts Receivable

Accounts receivable, other than straight-line rents receivable, are expected to be collected within one year and are net of estimated unrecoverable amounts of $92,115 and $65,031 as of December 31, 2017 and 2016, respectively.  At December 31, 2017 and 2016, straight-line rents receivable, net of a provision for uncollectible amounts of $34,539 and $33,823, respectively, aggregated $656,238 and $642,644, respectively.  The Company analyzes accounts receivable, tenant credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

4. Mortgages Payable

Pool One

The Company has non-recourse allocated mortgages payable with USRIF that are cross-collateralized and cross defaulted.  Pool One is collateralized by seven properties that had a net carrying value of $46.3 million and $50.4 million at December 31, 2017 and 2016, respectively.  Pool One requires principal and interest payments aggregating $161,303 monthly.  In August 2017, the Company extended the maturity date to January 31, 2018.

Pool Two

The Company has non-recourse allocated mortgages payable with USRIF that are cross-collateralized and cross defaulted.  Pool Two is collateralized by five properties that had a net carrying value of $47.3 million and $49.7 million at December 31, 2017 and 2016, respectively.  Pool Two requires principal and interest payments aggregating $174,264 monthly.

There are no covenants associated with Pool One or Pool Two.  The terms of the Company’s outstanding mortgages payable at December 31, 2017 and 2016 are as follows (in thousands):

	Fixed Interest Rate	Maturity Date
			2017	2016
Pool One	4.74%	1/31/2018*	$ 28,123	$ 28,710
Pool Two	4.65%	4/1/2018	31,039	31,671
			$ 9,162	$ 60,381
Less: Deferred financing costs, net of accumulated amortization of $3 in both 2017 and 2016
			14	—
			$ 59,148	$ 60,381

* Subsequent to year end, the Company extended the maturity date to March 31, 2018 (Note 9).

The Company's Pool One and Pool Two mortgages mature on March 31, 2018 and April 1, 2018, respectively.  As of the date of issuance of the consolidated financial statements, the Company currently does not have any binding commitments from lenders to refinance these mortgage obligations nor sufficient cash on hand to repay the mortgages at maturity; however, management's intent is to refinance the mortgage with a third-party lender, with the existing lender (who also owns 80% of the Company), or to find alternative sources of capital.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

5. Transactions with Related Parties

All mortgages payable outstanding at December 31, 2017 and 2016 are outstanding with USRIF.

The following table presents related party fees earned and billed to the Company for the years ended December 31, 2017, 2016 and 2015 (in thousands):

		For the Year Ended December 31,
Fees earned	Related Party	2017	2016	2015
Asset management fees (1)	DDRPM and DDR	$ 222	$ 231	$ 466
Management fees (2)	DDRPM and DDR	680	683	1,303
Maintenance service fees (5)	DDR	120	119	195
Construction management fees (3)	DDRPM and DDR	42	27	93
Legal and tax preparation fees (6)	DDR	61	93	125
Insurance premiums (4),(5)	DDR	285	305	576
(1)	Asset management fees are based on a percentage of the gross asset value for each property, as defined in the management agreement.
(2)	Management fees are based on a percentage of cash receipts for each property, as defined in the management agreement.
(3)	Construction management fees are equal to the total cost of construction on a project multiplied by a percentage depending on the total cost of work, as defined in the management agreement.
(4)

In accordance with the management agreement, DDR arranges for insurance coverage from insurers authorized to do business in the United States, which provide liability and property coverage.  The Company remitted to DDR insurance premiums associated with these insurance policies.

(5)	Recorded in Operating and maintenance expenses on the consolidated statements of operations.
(6)	Recorded in General and administrative expenses on the consolidated statements of operations.

Related Party Payables

As of December 31, 2017 and 2016, the Company had related party payables of $120,668 and $118,917 respectively.  The amounts are included within Accounts payable and other accrued liabilities, net on the consolidated balance sheets and represents amounts owed to DDR and DDRPM for the services and fees discussed above incurred pursuant to the property management and other service agreements.

6. Commitments and Contingencies

Leases

Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging generally from one to 10 years and, in some cases, for annual rentals which are subject to adjustments based on operating expense levels, sales volume, or contractual increases as defined in the lease agreements.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

The scheduled future minimum rents from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the five years ending December 31, and thereafter, are as follows (in thousands):

Year	Minimum Rental Revenues
2018	$10,838
2019	9,433
2020	6,449
2021	4,241
2022	3,023
Thereafter	6,821
$40,805

Legal Matters

The Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company.  The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by insurance.  While the resolution of all matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

7. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company pursuant to the provisions of Fair Value Measurements in estimating fair value disclosures of financial instruments:

Cash and cash equivalents, accounts receivable, accounts payable:

The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.  The carrying amount of straight-line rents receivable does not materially differ from its fair value.

Debt:

The carrying amount in the consolidated balance sheets for mortgages payable is $59.2 million and $60.4 million at December 31, 2017 and 2016, respectively.  Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile, the Company has determined the fair value of its debt to be $59.3 million and $61.5 million at December 31, 2017 and 2016, respectively.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

8. Impairment Charge

Pursuant to the provisions of ASC No. 360, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company recorded an impairment charge related to one property for $2.2 million for the year ended December 31, 2017.  The impairment charge was triggered primarily by a change in the holding period assumptions for the property.

Measurement of Fair Value

The Company is required to assess the fair value of impaired assets.  The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows, the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. In general, the Company considers multiple valuation techniques when measuring the fair value.  However, in certain circumstances, a single valuation technique may be appropriate.

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs).  In accordance with the standard, Fair Value Measurements, the following summarizes the fair value hierarchy:

•	Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 – Quoted price for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals, and

•	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

DDR-SAU Retail Fund, L.L.C.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016, and 2015 (Information for the Years Ended December 31, 2017 and 2015 not Covered by Auditor’s Report)

Items Measured at Fair Value on a Non-Recurring Basis

The valuation techniques utilized by the Company to assess long-lived assets held and used were determined to fall under level 3 of the fair value hierarchy for the year ended December 31, 2017, resulting in a fair market value of $2.6 million.

The following table presents quantitative information about the significant observable inputs used by the Company to determine the fair value of non-recurring items (in millions).

	Quantitative Information About Level 3 Fair Value Measurements
	Fair Value at December 31,				Range
Description	2017	2016	Valuation Technique	Unobservable Inputs	2017	2016
Impairment of long-lived assets – held and used	$2.6	$-	Income Capitalization Approach	Market Capitalization Rate	10.10%	N/A

9. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through the date of the Report of Independent Auditors, the date the Company’s financial statements were available to be issued.   In January 2018, the Company extended the maturity date of the Pool One mortgage payable to March 31, 2018.